Exhibit 99.2

CONSENT OF QUALIFIED PERSON

Greg Kulla P.Geo.
Principal Geologist, Amec Foster Wheeler Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, BC, Canada V6B 5W3

I, Greg Kulla, P.Geo., consent to the public filing of the technical report titled “Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.” with an effective date of 9 September 2015 (the “Technical Report”) by Entrée Gold Inc.

The Technical Report supports Entrée Gold Inc.’s disclosure titled “ENTRÉE GOLD UPDATES PRELIMINARY ECONOMIC ASSESSMENT FOR THE ANN MASON PROJECT” dated 9 September 2015 (the “Press Release”).

I consent to the use of extracts from, or a summary of, the information in the Technical Report that I am responsible for preparing, in the Press Release.

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 22nd day of October, 2015

Original Document Signed and Sealed”

__________________________________
Greg Kulla P.Geo.

Amec Foster Wheeler Americas Limited
400 – 111 Dunsmuir Street
Vancouver, BC V6B 5W3
1-604-664-4314
amecfw.com